FIRST TRANSACTION MANAGEMENT, INC.

March 13, 2012

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE:	First Transaction Management, Inc.

Form 10-Q for the Quarter Ended June 30, 2011

Filed October 27, 2011

Correspondence dated January 6, 2012

File No. 000-27615

Dear Ms. Jenkins,

Pursuant to Rule 202 of Regulation S-T, First Transaction Management, Inc., (“Company”) is seeking a continuing hardship exemption from providing the Interactive Data Files (“IDF”) in regard to our periodic filings under the Securities and Exchange Act commencing with our Quarterly Report filed on Form 10-Q for the Fiscal Quarter ended June 30, 2011 (file No. 000-27615). Although we have made our periodic filings, we have been and are unable to make the interactive data filing portion of such filings because the Company currently has no full-time employees and thus cannot delegate such an undertaking to anyone.

At present, the Company has shut down its operations. The Company’s board made the decision to switch to an acquisition model after reviewing prior business results and the required capital to execute on the Company’s prior business plan. As a result, the Company currently does not have any computers or software. Accordingly, in order to provide IDF, the Company would be required to reacquire a computer as well as IDF software and train personal. The Company estimates this would cost in excess of $15,000. Alternatively, the Company has looked at engaging third parties to make the IDF on our behalf. This expense is estimated to be approximately $12,000. Either of these two options would result in a greater than 50% increase to the Company’s current annual cash burn rate, a material amount given the Company’s current capitalization and lack of assets. Furthermore, the Company currently has no cash on hand to pay a third-party to do the filing on our behalf. We have actively tried to raise additional capital, but due to our lack of operations and shell status, we have been unable to do so.

Moreover, we believe that this request is justified. The intent of the Securities and Exchange Commission (“SEC”), in adopting IDF was to make a company’s financials more accessible and usable for investors, analysts and others. As stated, the Company is currently a shell. Although a quotation for the Company’s shares exists, the Company’s common stock seldom, if ever trades. Accordingly, we do not believe that any information with regard to the Company’s financials, and specifically the information included in the IDF, is used by investors, analysts or any others. Therefore, the Company feels that its request for a continuing hardship exemption is justifiable and not inconsistent with the intent of the SEC in adopting the rules relating to IDF.

Respectfully submitted,

/s/ Lawrence Chimerine

Lawrence Chimerine

Chief Executive Officer